

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 17, 2016

VIA ELECTRONIC MAIL

Thomas Conner, Esq.
Reed Smith LLP
Suite 1100 – East Tower
1301 K Street, N.W.
Washington, D.C. 20005-3373

RE: MetLife Insurance Company USA:
        MetLife Investors USA Separate Account A
          Series S (offered on and after _____, 2016) and
          Series S-L Share Option (offered on and after _____, 2016)
        Initial Registration Statement filed on Form N-4
        File Nos. 811-03365 and 333-209055

        First MetLife Investors Insurance Company:
        First MetLife Investors Variable Annuity Account One
          Class S (offered on and after _____, 2016) and
          Class S-L Share Option (offered on and after _____, 2016)
        Initial Registration Statement filed on Form N-4
        File Nos. 811-08306 and 333-209059

Dear Mr. Conner:

        The staff reviewed the above-referenced initial registration statements, which the
Commission received on January 20, 2016. We have given the registration statement
selective review. Based on our review, we have the following comments. Unless noted
otherwise, page references are to the pages in the marked courtesy copy of the Series S
and Series S-L Share Option (offered on and after _____, 2016) ("National S")
prospectus provided to the staff, and Item references are to the item numbers set forth in
Form N-4.

        In addition, the comments provided below, unless stated otherwise, also apply to
the First MetLife Investors Variable Annuity Account One Class S and Class S-L Share
Option (offered on and after _____, 2016) (the "NY S") prospectus.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

2.   Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

3.   Please confirm that the EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statement to reflect the contract name disclosed on the front cover page of the prospectus.

PROSPECTUS

4.   Cover Page (National S):

Whenever "AB Global Dynamic Allocation Portfolio" is referenced, please consider adding a parenthetical: (formerly AllianceBernstein Global Dynamic Allocation Portfolio).

5.   Highlights (page 7)

   a.   Please reconcile the disclosure under "Non-Natural Persons as Owners" on page 8 with the corresponding disclosure in the NY S.

   b.   For the NY S, please disclose that you must be at least 60 years old at contract issue to purchase the GLWB benefit and disclose the actual Minimum Issue Age in the paragraph preceding the "Summary of the GLWB" on page 48.

6.   Investment Portfolio Fees and Expenses (page 14)

   a.   In the paragraph following the table, please delete the first sentence as MetLife USA is in a position to verify the information received from affiliate funds.

   b.   In the paragraph following the table, please delete the third sentence as it is not included in the portfolio disclosure, as filed on Form N-1A.

   c.   In the narrative following the end of the table on page 12 of the NY S, please revise the reference to the Investment Portfolio's prospectus from 2015 to 2016 with respect to applicable fee waivers and/or expense reimbursements.

7.   Examples (page 17)

   In the introductory paragraph, please change the terms "contract Owner

transaction expenses" and "Contract Fees" to "Owner Transaction Expenses" and "Account Fee," respectively to accurately reflect the terms that are used in the fee tables.

8.   Termination for Low Account Value (page 21)

In the second to last sentence of the section appearing on page 22, in lieu of the reference to "a guaranteed death benefit," please specify the applicable death benefit given there is only one optional death benefit.

9.   Allocation of Purchase Payments (page 22)

In the paragraph beginning with, "Once we receive your Purchase Payment . . .", the last sentence states, ". . . we will either send back your money or get your permission to keep it until we get all of the necessary information." Please disclose *where* you would "keep" the money during that time.

10.   Rebalancing (page 25)

The disclosure indicates that "if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month."

Please disclose whether rebalancing would occur on the first day of the following month if a quarterly rebalancing date occurred on the 28th of February.

Please apply the same to DCA on page 34

11.   Exchange Programs (page 27)

Please consider retaining the deleted language in light of the third sentence under "Other Exchanges."

12.   Investment Options (page 27)

Please add "before investing" after the phrase "YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY" in the second paragraph. Item 5(d).

13.   Guaranteed Withdrawal Benefit – Rider Charge (NY VA, page 30)

Please disclose that a pro rata portion of the rider charge will not be assessed if "you assign your contract" in contrast to the National S on page 37.

14.   Living Benefits (page 45)

     a.   The Guaranteed Withdrawal Benefit is defined either as "GWB v1" or just

"GWB." For clarity, please use only one term consistently throughout the prospectus

b.   In the paragraph preceding, respectively, the Summary for the GWB on page 46 and the GLWB on page 56 of the National S prospectus, please identify the specific states where each rider is not available or indicate that it is available in all states, as applicable.

15.   Federal Income Tax Status (page 71)

Please confirm the section is current and accurate.

16.   Distributor (page 82)

Please explain *how* MetLife Investors Distribution Company is affiliated. Item 10(d).

17.   Appendix A

a.   Please make sure all cross-references to Appendix A have been appropriately revised, *e.g.,* first paragraph, respectively, under "Met Investors Series Trust" on page 29 and "Metropolitan Series Fund" on page 30.

b.   When "Wells Capital Management Incorporated" is referenced on page A-2, please consider retaining the parenthetical: (formerly Third Avenue Management LLC).

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

18.   Based on the anticipated effective date for the filing, please confirm that all information required in the SAI as of the most recent fiscal or calendar year will be updated appropriately.

19.   Selling Firms (page 4)

Please confirm the list of selling firms and update as necessary.

20.   Additional Federal Tax Considerations (page 8)

Please confirm that the disclosure is current and accurate.

PART C

21.   Exhibits

    a.   With regard to exhibit 13, please submit powers of attorney that specifically relate to this filing as required by Rule 483(b) under the Securities Act of 1933.

    b.   Please replace "forms of" exhibits with actual copies of the agreements when they are available.

    c.   Please provide, as an exhibit, a copy of the maintenance agreement discussed in the second paragraph under "Company" on page 3 of the NY S SAI.

22.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

23.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office